February 18, 2011

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:          Assured Guaranty Ltd.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Quarter Ended September 30, 2010

File No. 1-32141

Dear Mr. Rosenberg:

This is to inform you that Assured Guaranty Ltd. is in receipt of your comment letter of February 4, 2011.  It is our intention to respond to your comments on or before February 25, 2011.

You may contact Rob Bailenson, Chief Accounting Officer, at (212) 261-5511, or me, at (212) 408-6066, if you have any questions.

Sincerely,

s/Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:           Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance

Ibolya Ignat, Staff Accountant, Division of Corporate Finance

Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.

William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.